SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                             ------------------

                                SCHEDULE 13D
                               (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (AMENDMENT NO. 2)


                           HARVEYS CASINO RESORTS
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                              (Name of Issuer)

               CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                       (Title of Class of Securities)

                               NOT APPLICABLE
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                               (CUSIP Number)

                           JONATHAN H. GRUNZWEIG
                          C/O COLONY CAPITAL, LLC
                           360 N. CRESCENT DRIVE
                      BEVERLY HILLS, CALIFORNIA 90210
                               (310) 282-8800
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           NICK P. SAGGESE, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                     300 SOUTH GRAND AVENUE, SUITE 3400
                     LOS ANGELES, CALIFORNIA 90071-3144
                               (213) 687-5000

                             DECEMBER 18, 2000
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          (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

                        (Continued on following pages)




CUSIP No. NOT APPLICABLE                13D
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  1     NAME OF REPORTING PERSON

        COLONY HCR VOTECO, LLC
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) | |
                                                                     (b) |X|
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  3     SEC USE ONLY

------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        OO
------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   |_|
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
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                    7     SOLE VOTING POWER
                          67,246
                          (Includes 28,446 shares which may be acquired upon
   NUMBER OF              conversion of the Series A Preferred) (See Item 3)
     SHARES         ----------------------------------------------------------
   BENEFICIAL       8     SHARED VOTING POWER
    LY OWNED              -0-
    BY EACH         ----------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
     PERSON               67,246
      WITH                (Includes 28,446 shares which may be acquired upon
                          conversion of the Series A Preferred) (See Item 3)
                    ----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                           -0-
------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        67,246
        (Includes 28,446 shares which may be acquired upon conversion of the Series A Preferred) (See Item 3)
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                      |_|
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        98.1%
------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        OO
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CUSIP No.  NOT APPLICABLE               13D
------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON

        THOMAS J. BARRACK, JR.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) |_|
                                                                   (b) |X|
------------------------------------------------------------------------------
  3     SEC USE ONLY

------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        OO
------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
                          -0-
                    ----------------------------------------------------------
   NUMBER OF        8     SHARED VOTING POWER
     SHARES               67,246
   BENEFICIAL             (Includes 28,446 shares which may be acquired upon
    LY OWNED              conversion of the Series A Preferred) (See Item 3)
    BY EACH         ----------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
     PERSON               -0-
      WITH          ----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          67,246
                          (Includes 28,446 shares which may be acquired upon
                          conversion of the Series A Preferred) (See Item 3)
------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        67,246
        (Includes 28,446 shares which may be acquired upon conversion of the Series A Preferred) (See Item 3)
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                         |_|
------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        98.1%
------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        IN
------------------------------------------------------------------------------




CUSIP No.  NOT APPLICABLE               13D
------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON

        KELVIN L. DAVIS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) |_|
                                                                   (b) |X|
------------------------------------------------------------------------------
  3     SEC USE ONLY

------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        OO
------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   |_|
------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
   NUMBER OF              -0-
     SHARES         ----------------------------------------------------------
   BENEFICIAL       8     SHARED VOTING POWER
    LY OWNED              -0-
    BY EACH         ----------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
     PERSON               -0-
      WITH          ----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          -0-
------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        -0-
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                      |_|
------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%
------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        IN
------------------------------------------------------------------------------



            This Amendment No. 2 (this "Second Amendment") amends and supplements the Schedule 13D, dated February 1, 1999 (the "Original
Schedule 13D"), and the Amendment No. 1 thereto, dated April 17, 2000 (the "First Amendment" and, together with the Original Schedule 13D, as amended by the First Amendment, the "Schedule 13D"), filed by Colony HCR Voteco, LLC ("Voteco"), Thomas J. Barrack, Jr. ("Mr. Barrack") and Kelvin L. Davis
("Mr. Davis") with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common"), of Harveys Casino Resorts, a Nevada corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND.

            Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

                  Pursuant to the Assignment Agreement by and between Mr. Davis and Mr. Barrack, dated December 18, 2000 (the "Assignment Agreement"), Mr. Barrack purchased Mr. Davis' entire interest in Voteco. As a result of the purchase, Mr. Barrack holds a 100% interest in Voteco and is the sole member and manager of Voteco. As a result of the purchase, Mr. Davis no longer has an interest in Voteco and, therefore, is no longer deemed to beneficially own the Shares of Class A Common beneficially owned by Voteco. The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is hereby amended and supplemented by incorporating herein by reference the response to item 2 hereof and by adding the following paragraph at the end of Item 3 of the Schedule 13D:

                  On October 3, 2000, the Issuer filed a Certificate of Amendment to the Certificate of Designation of the Series A Preferred and the Series B Preferred (the "Certificate of Amendment") that amended the conversion rate of the Series A Preferred and the Series B Preferred. Pursuant to the Certificate of Amendment, each share of Series A Preferred is initially convertible into 2,844.6452000 shares of Class A Common and each share of Series B Preferred is initially convertible into 28.44929681 shares of Class B Common. As a result, Voteco has the right to convert the 10 shares of Series A Preferred owned by it into 28,446 shares of Class A Common, and Colony III has the right to convert the 99,990 shares of Series B Preferred owned by it into 2,844,645 shares of Class B Common.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 of the Schedule 13D is hereby amended and supplemented by incorporating herein by reference the responses to Items 2 and 3 hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating herein by reference the responses to Items 2 and 3 hereof.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following immediately at the end thereof:


Exhibit 6 Assignment Agreement, dated as of December 18, 2000, by and between Kelvin L. Davis and Thomas J. Barrack, Jr.





                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    COLONY HCR VOTECO, LLC


Date: December 18, 2000             By: /s/ Thomas J. Barrack, Jr.
                                        ------------------------------------
                                        Thomas J. Barrack, Jr.
                                        Member





                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 18, 2000                   /s/ Thomas J. Barrack, Jr.
                                          ------------------------------------
                                          THOMAS J. BARRACK, JR.





                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 18, 2000                  /s/ Kelvin L. Davis
                                          ------------------------------------
                                          KELVIN L. DAVIS





                               EXHIBIT INDEX


                                                                  Page No.

Exhibit 6    Assignment Agreement, dated as of December 18, 2000, by
and between Kelvin L. Davis and Thomas J. Barrack, Jr.               11